===============================================================================
+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Thomas                      Roger                           W.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Mack-Cali Realty Corporation, 11 Commerce Drive
--------------------------------------------------------------------------------
                                   (Street)

    Cranford                     New Jersey                      07016
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Mack-Cali Realty Corporation (CLI)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year   03/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Executive Vice President, General Counsel and Assistant Secretary
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           03/30/98     M (1)        6,333           A       $17.25                                D
 ----------------------------------------------------------------------------------------------------------------------------------
 Common Stock           03/30/98     M (1)        3,333           A       $19.875                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           03/30/98     M (1)       28,000           A       $21.50                                D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           03/30/98     S (1)       37,666           D       $39.154         25,630                D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
 Employee Stock Option (Right to Buy)      $17.25          03/30/98               M                               6,333
-----------------------------------------------------------------------------------------------------------------------------
 Employee Stock Option (Right to Buy)     $19.875          03/30/98               M                               3,333
-----------------------------------------------------------------------------------------------------------------------------
 Employee Stock Option (Right to Buy)      $21.50          03/30/98               M                              28,000
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-                  Amount or                  at End           (D) or        (Instr.
                               Exer-    tion         Title       Number of                                 Indi-         4)
                               cisable  Date                     Shares                     Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                 (2)     4/20/05   Common Stock    6,333                                        D
------------------------------------------------------------------------------------------------------------------------------------
                                 (3)     12/5/05   Common Stock    3,333                                        D
------------------------------------------------------------------------------------------------------------------------------------
                                 (4)      3/5/06   Common Stock   28,000                       97,137           D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The reporting person obtained and sold the Common Stock as a result of the cashless exercise of Employee Stock Options.

(2) On April 20, 1995, the reporting person was granted an option to purchase 19,000 shares of Common Stock. The option vested in three equal annual installments beginning December 31, 1995.

(3) On December 5, 1995, the reporting person was granted an option to purchase 10,000 shares of Common Stock. The option vested in three equal annual installments beginning December 31, 1995.

(4) On March 5, 1996, the reporting person was granted an option to purchase 35,000 shares of Common Stock. The option vests in five equal annual installments beginning December 31, 1996.

                                  /s/ Roger W. Thomas               4/10/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.